United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: January 31st, 2002	By:

Jean-Pierre Halbron President

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004.”

EXHIBIT INDEX

EXHIBIT 99.1 :	Alcatel to Acquire Astral Point Communications, Inc., a Front-Runner in Next-Generation SONET Metro Optical Solutions (January 22, 2001)

EXHIBIT 99.2 :	Alcatel Optronics Announces 4th Quarter and Full Year 2001 Results (January 31, 2001)

EXHIBIT 99.3 :	Fourth Quarter and Full Year Results (January 31, 2002)